VIST FINANCIAL CORP.
1240 Broadcasting Road
Wyomissing, Pennsylvania 19610

December 4, 2009

VIA EDGAR and Facsimile

Kathryn McHale, Esquire
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance

Washington, D.C. 20549
Mail Stop 4561

Re:          VIST Financial Corp.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 6, 2009

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Filed August 10, 2009

File No. 000-14555

Dear Ms. McHale:

We are responding to your letter, dated September 8, 2009, relating to the filings referenced above of VIST Financial Corp. (the “Company”).  Each of your comments is set forth below, together with the Company’s related response.  For convenience of reference, we have repeated each of your questions or comments, in bold, immediately prior to our related response.

Our responses which follow reflect our conclusion that we will restate our December 31, 2008, March 31, 2009 and June 2009 balance sheets and our interim and year-to-date income statements for the periods ending September 30, 2008, December 31, 2008, March 31, 2009 and June 30, 2009.  These restatements will be reflected in our Forms 10-K/A and 10-Q/A for the respective periods referred to above, which we expect to file no later than thirty days from resolving the comments addressed herein.  The errors to which the restatements relate include:

•      An incorrect calculation of the fair value of our junior subordinated debt; and

•      The misapplication of hedge accounting in connection with our erroneous use of cash flow hedge accounting.

The restated financial statements will correct these errors as of and for each of the periods referred to above, except that the error in the calculation of the fair value of our junior subordinated debt will not be corrected in the interim and year-to-date period ended September 30, 2008, because that error was $26,000, and therefore immaterial to that period.  The $26,000 error was also immaterial to the interim (quarter) ended December 31, 2008 which is when we will reflect its correction in our restated financial statements.

The financial statements that we will revise to correct for the errors referred to above will also be revised to reflect certain disclosures, which are referred to below.  In addition to our restatements and added disclosures, we will make a reclassification to the balance sheets referred to above as well as our December 31, 2007 balance sheet (appearing in our 2008 Form 10-K) to reclassify our investment in Federal Home Loan Bank of Pittsburgh stock.  This change in classification reflects our conclusion that this change is not a restatement of a material error and is more fully described below.

Form 10-K for Year Ended December 31, 2008

Critical Accounting Policies

Goodwill and Other Intangible Assets, page 30

1.  We note that you performed your annual goodwill impairment test during the fourth quarter of 2008 and determined that goodwill was not impaired.  We also note that your market capitalization is significantly below the book value of your equity and has been for consecutive quarters.  Please advise us whether you have performed an interim impairment test subsequent to year-end.  If not, please explain how you analyzed the difference between your market capitalization and book value to conclude that an impairment test was not necessary.  Please explain any qualitative and quantitative factors you considered (e.g. reconciliation).  If you have performed an interim impairment test, please provide us with a summary of your results in Step 1 and Step 2, if applicable.

Framework for Interim Impairment Analysis

The Company utilizes the following framework from FASB ASC 350 to evaluate whether an interim goodwill impairment test is required, given the occurrence of events or if circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  Examples of such events or circumstances include:

•      a significant adverse change in legal factors or in the business climate;

•      an adverse action or assessment by a regulator;

•      unanticipated competition;

•      a loss of key personnel;

•      a more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of;

•      the testing for recoverability under FASB ASC 360 of a significant asset group within a reporting unit; and

•      recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

When applying the framework above, management additionally considers that a decline in the Company’s market capitalization could reflect an event or change in circumstances that would more likely than not reduce the fair value of reporting unit below its carrying value. However, in considering potential impairment of our goodwill, management does not consider the fact that our market capitalization is less than the carrying value of our Company to  be determinative that impairment exists.  This is because there are factors, such as our small size and small market capitalization, which do not take into account important factors in evaluating the value of our Company and each reporting unit, such as the benefits of control or synergies.  Consequently, management’s annual process for evaluating potential impairment of our goodwill (and evaluating subsequent interim period indicators of impairment) involves a detailed level analysis and incorporates a more granular view of each reporting unit than aggregate market capitalization, as well as significant valuation inputs.

Annual and Interim Impairment Tests and Results

Management estimates fair value annually utilizing multiple methodologies which include discounted cash flows, comparable companies and comparable transactions. Each valuation technique requires management to make judgments about inputs and assumptions which form the basis for financial projections of future operating performance and the corresponding estimated cash flows. The analyses performed require the use of objective and subjective inputs which include market-price of non-distressed financial institutions, similar transaction multiples, and required rates of return. Management works closely in this process with third-party valuation professionals, who assist in obtaining comparable market data and performing certain of the calculations, based on information provided by management and assumptions developed with management.  Our annual impairment assessment was completed in January 2009, with an effective date of October 31, 2008.  That assessment reflected that the fair values of our reporting units with recorded goodwill was more than their carrying amounts, and therefore there was no need to perform a step 2 evaluation.

On an interim basis, given  that the level at which management performs its impairment testing for each reporting unit is more granular than simply market capitalization, management evaluates the underlying data and assumptions that comprise the most recent goodwill impairment test for evidence of deterioration at a level which may indicate the fair value of the reporting segment has meaningfully declined. While our stock price continues to be influenced by the financial services sector as well as our relative small size, based upon a more detailed review of the assumptions underlying the valuation of each reporting unit, we do not believe that there has been a substantial change in any of the material assumptions .  Management concluded that there has not been significant deterioration in the underlying inputs and assumptions which would lead it to conclude an interim goodwill impairment test was required through December 31, 2008 or in the interim periods in 2009.

Consideration of Market Capitalization in Light of the Results of Our Annual and Interim Goodwill Assessments

The Company’s stock price, like the stock prices of many other financial services companies, is trading below both book value as well as tangible book value.  We believe that the Company’s current market value does not represent the fair value of the Company when taken as a whole and in consideration of other relevant factors.  Because the Company is viewed by investors predominantly as a community bank, we believe our market capitalization is based on net tangible book value, reduced by non-performing assets in excess of the allowance for loan and lease losses.  We believe that the market place ascribes effectively no value on the Company’s fee-based reporting units, the assets of which are composed principally of goodwill and intangibles.  Management believes that as a stand-alone business each of these reporting units has value which is not being incorporated in the market’s valuation of VIST reflected in its share price.  Management also believes that if these reporting units were carved out of the Company and sold, they would command a sales price reflective of their current performance.  Management further believes that if these reporting units were sold, the results of the sale would    increase both the tangible book value (resulting from, among other things, the reduction in associated goodwill) and therefore market capitalization, given the market’s current valuation approach described above.

In summary, management believes that

•      the market capitalization of the Company is not reflective of the value of the Company as a whole,

•      the marketplace is effectively ascribing no value to the fee-based reporting units,

•      the facts and circumstances we considered in our 2008 annual impairment test have not significantly changed, and

•      there has been no indication of impairment in the interim periods since December 31, 2008.

The Company will amend its Form 10-K for the year ended December 31, 2008 as well as its Form 10-Q for the periods ended March 31, 2009 and June 30, 2009 and all future filings to include disclosures (related to qualitative and quantitative factors we consider related to  goodwill impairment) similar to those included in our September 30, 2009 Form 10-Q.

2.  With respect to your annual goodwill impairment test performed in the fourth quarter of 2008, please provide us with a list (in tabular format) of each reporting unit and identify the respective unit fair value, carrying amounts, and reporting unit goodwill.  Please also specifically identify which reporting units required the second step of impairment testing, if any.

The following lists (in tabular format) each reporting unit, and identifies the respective unit’s fair value, carrying amount, and reporting unit goodwill with respect to the annual goodwill impairment test performed in the fourth quarter of 2008:

Results of Fourth Quarter Impairment Testing (October 31, 2008 testing date)(in thousands)

Reporting Unit	Fair Value at (10/31/08)	Carrying Amount (including goodwill) (10/31/08)	Goodwill at (10/31/08)
VIST Bank	$132,076	$98,250	$27,769
VIST Insurance, LLC	13,334	12,523	10,942
VIST Capital Management	1,573	1,331	1,021
Totals	$146,983	$112,104	$39,732

Since the fair value of the Company’s reporting units exceeded their respective carrying amounts, the Company concluded that goodwill was not impaired; thus, second step was not considered necessary.

Risk Elements

Provision and Allowance for Loan Losses, page 48

3.  We note your disclosure here and at various other points in the filing that discusses analyses you performed related to the allowance for loan losses in terms of determining the amount of “possible” or “potential” losses in the loan portfolio.  Please revise your future filings to confirm that your allowance for loan losses represents your best estimate of “probable” losses inherent in your loan portfolio consistent with the guidance set forth in SFAS 5 and SFAS 114.  Refer to Section II.P.l of the Division of Corporation Finance’s Current Accounting and Disclosure Issues (which is available on our web-site) for more information.

The Company will amend Form 10-K for the year ended December 31, 2008 as well as Form 10-Q for the periods ended March 31, 2009, June 30, 2009 and all future filings to confirm that the allowance for loan losses represents the best estimate of “probable” losses inherent in the loan portfolio consistent with the guidance set forth in SFAS 5 and SFAS 114.

Loan Policy and Procedure, page 50

4.  Please revise future filings to provide a discussion of your underwriting policies and procedures for the major loan products in each lending category.  Discuss lending requirements such as loan-to-value ratios, credit requirements and documentation requirements.  Discuss the terms of your variable rate loans, including whether or not they are underwritten at fully indexed rates.  Also, disclose if you have underwritten any hybrid loans, such as payment option ARM’s, and or sub-prime loans, including how you define that term.

The Company will amend its Form 10-K for the year ended December 31, 2008 as well as its Form 10-Q for the periods ended March 31, 2009, June 30, 2009 and include disclosure in all future filings to disclose our underwriting policies and procedures for the major loan products in each category.  The discussion will include an expanded discussion of lending requirements, such as loan-to-value ratios, credit requirements and documentation requirements in response to a rapidly changing credit environment.  The discussion will also include the terms of variable rate loans, including whether or not they are underwritten at fully indexed rates, and whether the Company has underwritten any hybrid loans, such as payment option ARM’s, and will also include how the Company defines the term “sub-prime loans.”  An example of the Company’s loan underwriting policies and procedures for major loan types is as follows:

The Bank’s written loan policies are continually evaluated and updated as necessary to reflect changes in the marketplace.  Annually, credit loan policies are approved by the Bank’s Board of Directors thus providing Board oversight.  These policies require specified underwriting, loan documentation and credit analysis standards to be met prior to funding.

A credit loan committee comprised of senior management approves commercial and consumer loans with total loan exposures in excess of $2 million.  The executive loan committee comprised of senior management and 5 independent members from the Board of Directors approves commercial and consumer loans with total exposures in excess of $4.5 million up to the Bank’s legal lending limit. One of the affirmative votes on both the credit and/or executive loan committee must be either the Chief Credit Officer or the Chief Lending Officer in order to ensure that proper standards are maintained.

Individual joint lending authority is granted based on the level of experience of the individual for commercial loan exposures under $2 million.  Higher risk credits (as determined by internal loan ratings) and unsecured facilities (in excess of $100,000) require the signature of an officer with more credit experience.

One of the key components of the Bank’s commercial loan policy is loan to value.  The following guidelines serve as the maximum loan to value ratios which the Bank would normally consider for new loan requests.  Generally, the Bank will use the lower of cost or market when determining a loan to value ratio (except for investment securities).  The values are not appropriate in all cases, and Bank lending personnel, pursuant to their responsibility to protect the Bank’s interest, seek as much collateral as practical.

Commercial Real Estate
a)	Unapproved land (raw land)	50%
b)	Approved but Unimproved land	65%
c)	Approved and Improved land	75%
d)	Improved Real Estate	80%

Investments
a)	Stocks listed on a nationally recognized exchanged Stock value should be greater than $10.	75%
b)	Bonds, Bills and Notes:
c)	US Gov’t obligations (fully guaranteed)	95%
d)	State, county & municipal general obligations rated BBB or higher	varies: 65-85%
	Corporate obligations rated BBB or higher	varies: 65-80%

Other Assets
a)	Accounts Receivable (eligible)	80%
b)	Inventory (raw material and finished goods)	50%
c)	Equipment (new)	80%
d)	Equipment (purchase money used)	70%
e)	Cash or cash equivalent	100%

Exception reporting is presented to the audit committee on a quarterly basis to ensure that the Bank remains in compliance with the FDIC limits on exceeding supervisory loan to value guidelines established for real estate secured transactions.

Generally, when evaluating a commercial loan request, the Bank will require 3 years of financial information on the borrower and any guarantor.  The Bank has established underwriting standards that are expected to be maintained by all lending personnel.  These requirements include loans being evaluated and underwritten at fully indexed rates.  Larger loan exposures are typically analyzed by credit personnel that are independent from the sales personnel.

The Bank has not underwritten any hybrid loans or sub-prime loans.  Loans that are generally considered to be sub-prime are loans where the borrower has a FICO score below 640 and shows data on their credit reports associated with higher default rates, limited debt experience, excessive debt, a history of missed payments, failures to pay debts, and recorded bankruptcies.

All loan closings, loan funding and appraisal ordering and review involve personnel that are independent from the sales function to ensure that bank standards and requirements are met prior to disbursement.

Notes to Consolidated Financial Statements

Note 4 – Securities Available for Sale and Securities Held to Maturity, page 75

5.  We note that you classify your investment in FHLB stock as restricted stock within available for sale securities.  Tell us how you considered the guidance in paragraph 12.26 of the AICPA Audit & Accounting Guide for Depository and Lending Institutions which states that FHLB stock should not be shown with securities accounted for under SFAS 115.  Please advise or revise your future filings to separately classify these investments outside of SFAS 115 securities.

In preparing the Company’s annual and interim financial statements, management has consistently  reviewed the guidance in paragraph 12.26 of the AICPA Audit & Accounting Guide for Depository and Lending Institutions.  In preparation of our prior filings, we made the conscious decision, in consultation with our auditors, to include FHLB stock within “Securities Available for Sale” as it was an immaterial presentation departure from the Guide.  However, because your September 8, 2009 letter requests that we revise our future filings to separately classify these investments outside of SFAS 115 securities, we will do so in future filings as well as in our restated financial statements.  We consider this change in the manner of presentation to be a reclassification and not a restatement.  In our restated financial statements, we will make appropriate disclosures so that a reader can discern our error corrections from this reclassification.  Further, in our restated financial statements and future filings, we will include disclosure of our accounting policy regarding FHLB stock.

Note 16 – Financial Instruments with Off-Balance Sheet Risk, page 93

6.  We note your disclosure on pages 94-95 that you have entered into three interest rate swaps related to your junior subordinated debentures, two of which are classified as a cash flow hedge and the other classified as a fair value hedge.  Please tell us how you determined that these hedging relationships qualify for hedge accounting under SFAS 133 given that you elected to carry your junior subordinated debentures at fair value under SFAS 159.  Refer to paragraphs 21(c) and 29(d) of SFAS 133.  In addition, explain how you calculated the unrealized gain/(loss) reported in Accumulated Other Comprehensive Income related to your cash flow hedge and clarify where the unrealized gain/(loss) associated with your junior subordinated debentures is reported in your financial statements.

Upon review of paragraphs 21(c) and 29(d) of SFAS 133, we acknowledge that the election of SFAS 159 related to our junior subordinated debt precludes us from accounting for the hedging relationships under SFAS 133.

The unrealized gain/(loss) reported in Accumulated Other Comprehensive Income (AOCI) related to our cash flow hedges at December 31, 2008 should have been recorded in operations.

The Company will amend its consolidated balance sheets for the year ended December 31, 2008 as well as Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009 and our consolidated statements of income in our Form 10-K for the year ended December 31, 2008 as well as Forms 10-Q for the three months ended March 31, 2009 and the three and six months ended June 30, 2009 to correct two accounting errors and the related effects of those errors:  (i) correcting the calculation of fair value on junior subordinated debt and (ii) correcting the accounting for changes in fair value of cash flow hedges and the junior subordinated debt which was incorrectly recorded through accumulated other comprehensive income (loss) and should have been reflected through operations.  Included in the amended Form 10-K for the year ended December 31, 2008 will be disclosures for the corrections of errors related to the fair value of cash flow hedges which was incorrectly adjusted through accumulated other comprehensive income (loss) for the period ended September 30, 2008.

The Company has elected to record its junior subordinated debt at fair value with changes in fair value reflected in other income in the consolidated statements of operations.  The fair value is estimated utilizing the income approach whereby the expected cash flows over the remaining estimated life of the debentures are discounted using the Company’s estimated credit spread over the current fully indexed yield based on an expectation of future interest rates derived from observed market interest rate curves and volatilities.  For the periods ended December 31, 2008, March 31, 2009 and June 30, 2009, the estimated credit spreads the Company used in determining the fair value of its junior subordinated debt were incorrect.  Due to the escalation of the credit crisis in the fourth quarter of 2008, credit spreads widened as the underlying credit quality of the institutions issuing these debentures deteriorated.  Short-term interest rate indexes (LIBOR) declined several hundred basis points in the fourth quarter of 2008 and have remained at those levels through 2009.  The Company has adjusted these spreads to reflect a more appropriate fair value in the restated financial statements.

The Company has also elected to record the net changes in fair value of its interest rate swaps in other income in the consolidated statements of operations.  The fair value measurement of the interest rate swaps is determined by netting the discounted future fixed or variable cash payments and the discounted expected fixed or variable cash receipts based on an expectation of future interest rates derived from observed market interest rate curves and volatilities.

7.  As a related matter, please tell us how you determined that it was appropriate to record the interest rate swaps entered into in September 2008 in your financial statements as of December 31, 2008 given that the effective date of these swaps was not until February and March 2009.  In your response, please clarify your use of the term “effective date.”

The two interest rate swap transactions referenced in question 6 and detailed on pages 94-95 of our Form 10-K for the year ended December 31, 2008 were entered into with a trade date of September 17, 2008 (forward starting swaps).  The trade date of September 17, 2008 confirmed the contractual relationship entered into between the Company and the counterparty for the interest rate swap transactions.  The effective dates refer to the dates when the actual interest begins to accrue on the rate swap transactions.

Item 11. Executive Compensation

8.  In future filings, revise the CD&A disclosure to more clearly distinguish between the factors that determine salary and equity compensation.  Although you state salary is set to “reflect current market wage/salary,” you also state that “base compensation should be influenced by both qualitative and quantitative goals.”  Revise to reconcile or clarify how salary is determined and how that is distinguished from determination of bonus and equity compensation.

The Company will revise the CD&A disclosure for the year ending December 31, 2009 to more clearly distinguish between the factors that determine salary and equity compensation.  The disclosure will reconcile or clarify how salary is determined and how that determination is distinguished from the determination of bonus and equity compensation.

9.  We note the performance metrics used to award compensation.  In future filings, disclose the actual target and the actual performance obtained for each target.  For example, you disclose that return on assets is a performance metric, but you do not disclose either the target ROA or the achieved ROA.

The Company will include in the CD&A disclosure for the year ending December 31, 2009 the actual target and the actual performance achieved for each target with respect to performance metrics used to award compensation.

Item 13. Certain Relationships and Related Transactions

In future filings, please state, if true, that the loans were made in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.  For the updated disclosure requirements, refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

The Company hereby confirms that the loans disclosed pursuant to this item were made in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.  The Company will include this language in its Form 10-K for the year ending December 31, 2009.

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Item 1 – Financial Statements

Notes to Unaudited Consolidated Financial Statements, page 10

General

10.  Please revise to provide the disclosures required by paragraph 20(a) of SFAS 114.  Please note that such disclosures are required as of each balance sheet date, including quarterly periods.

We have reviewed SFAS 114 and acknowledge that certain of the required disclosures in paragraph 20(a) were omitted as of each balance sheet date.  The Company will amend its Form 10-Q for the periods ended March 31, 2009 and June 30, 2009 and all future filings to include all of the applicable, required disclosures in paragraph 20(a) of SFAS 114 in the Notes to the Consolidated Financial Statements as of each balance sheet date.  These disclosures will be similar to that which was included in our September 30, 2009 Form 10-Q.

Note 8 – Recently Issued Accounting Standards, page 15

11.  Your disclosure on page 16 indicates that you adopted FSP FAS 115-2 and FAS 124-2 in the interim period ending on June 30, 2009 with no material impact.  It is not clear to us how you have complied with the presentation and disclosure requirements set forth in this FSP based on the following:

•      Your current income statement presentation of the $322,000 other-than-temporary impairment (“OTTI”) charge does not appear to comply with the presentation requirements set forth in paragraphs 35 – 36 of the FSP;

We have reviewed FSP FAS 115-2 and FAS 124-2 and acknowledge that the Company’s income statement presentation did not comply with the presentation requirements set forth in paragraph 35-36 of the FSP for the recorded OTTI charge.  The Company will amend its Form 10-Q for the period ended June 30, 2009 and include disclosure in all future filings to include the required income statement presentation, as set forth in paragraphs 35-36 of FSP FAS 115-2 and FAS 124-2.  An example of the revised income statement presentation can be found in Item 1, Financial Statements, of the Company’s Form 10-Q for the period ended September 30, 2009 which was filed on November 16, 2009.

•      It is not clear whether the entire $322,000 OTTI recognized during the quarter ended June 30, 2009 was credit-related or whether a portion was attributable to other factors.  Your current presentation includes the entire OTTI charge in both earnings (as presented in your Statement of Operations on page 5) and other comprehensive income (as disclosed in Note 3);

The Company will amend its Form 10-Q for the period ended June 30, 2009 and include disclosure in all future filings to include the other comprehensive income and related tax effects disclosure table in the June 30, 2009 Form 10-Q Note 3, Comprehensive Income, updating the caption impairment on investment security to read reclassification adjustment for credit related impairment on investment security realized in income.  The amendment will clarify that the entire $322,000 OTTI charge was credit related.  An example of the other comprehensive income and related tax effects disclosure table format can be found in Note 6, Comprehensive Income, of the Company’s Form 10-Q for the period ended September 30, 2009 which was filed on November 16, 2009.

•      It is not clear how your disclosure on page 20 regarding how you evaluate investment securities for OTTI (particularly your consideration of intent and ability to hold) is consistent with the guidance set forth in paragraphs 20-22 of the FSP; and

The Company will amend its Form 10-Q for the period ended June 30, 2009 and include in all future filings disclosure to clarify how management evaluates investment securities for OTTI and is consistent with the guidance set forth in paragraphs 20 — 22 of FSP FAS 115-2 and FAS 124-2.  An example of how management evaluates investment securities for OTTI is as follows:

Management evaluates investment securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation.  Factors that may be indicative of impairment include, but are not limited to, the following:

•      Fair value below cost and the length of time

•      Adverse condition specific to a particular investment

•      Rating agency activities (e.g., downgrade)

•      Financial condition of an issuer

•      Dividend activities

•      Suspension of trading

•      Management intent

•      Changes in tax laws or other policies

•      Subsequent market value changes

•      Economic or industry forecasts

Other-than-temporary impairment means management believes the security’s impairment is due to factors that could include its inability to pay interest or dividends, its potential for default, and/or other factors.  When a held to maturity or available for sale debt security is assessed for other-than-temporary impairment, management has to first consider (a) whether the Company intends to sell the security and (b) whether it is more likely than not that the Company will be required to sell the security prior to recovery of its amortized cost basis.  If one of these circumstances applies to a security, an other-than-temporary impairment loss is recognized in the statement of operations equal to the full amount of the decline in fair value below amortized cost.  If neither of these circumstances applies to a security, but the Company does not expect to recover the entire amortized cost basis, an other-than-temporary impairment loss has occurred that must be separated into two categories: (a) the amount related to credit loss, and (b) the amount related to other factors.  In assessing the level of other-than-temporary impairment attributable to credit loss, management compares the present value of cash flows expected to be collected with the amortized cost basis of the security.  The portion of the total other-than-temporary impairment related to credit loss is recognized in earnings (as the difference between the fair value and the present value of the estimated cash flows), while the amount related to other factors is recognized in other comprehensive income.  The total other-than-temporary impairment loss is presented in the statement of operations, less the portion recognized in other comprehensive income.  When a debt security becomes other-than-temporarily impaired, its amortized cost basis is reduced to reflect the portion of the total impairment related to credit loss.

•      It does not appear that you have provided any of the disclosures required by paragraphs 38-43 of the FSP.

The Company will amend its Form 10-Q for the period ended June 30, 2009 and all future filings to include all required disclosures in the Notes to the Consolidated Financial Statements as set forth in paragraphs 38 — 43 of FSP FAS 115-2 and FAS 124-2.  An example of all disclosures required to be included in the Notes to the Consolidated Financial Statements as set forth in paragraphs 38 — 43 of FSP FAS 115-2 and FAS 124-2 can be found in Note 10, Investment Securities, of the Company’s Form 10-Q for the period ended September 30, 2009 which was filed on November 16, 2009.

12.  As a related matter, please revise the notes to your financial statements to provide the disclosures required by paragraphs 19-22 of SFAS 115 and paragraph 17 of FSP FAS 115-1 and 124-1, as such disclosures are required for interim as well as annual periods.  Please ensure that these disclosures are provided by major security type as required by paragraph 39 of FSP FAS 115-2 and 124-2.

The Company will amend its Form 10-Q for the period ended June 30, 2009 and all future filings to will revise the notes to our financial statements to provide the disclosures required by paragraphs 19-22 of SFAS 115 and paragraph 17 of FSP FAS 115-1 and 124-1, as such disclosures are required for interim and annual periods.  As provided in our response to question #11, we will ensure that all applicable disclosures are provided by major security type as required by paragraph 39 of FSP FAS 115-2 and 124-2.  Examples of how management discloses investment securities by major security type can be found in Note 10, Investment Securities, of the Company’s Form 10-Q for the period ended September 30, 2009 which was filed on November 16, 2009.

Note 9 – Fair Value Measurements and Fair Value of Financial Instruments, page 17

13.  We note your disclosures on page 21 that the fair value of impaired loans is determined based on appraisals but that appraised values may be discounted based on your historical knowledge, changes in market conditions and/or your expertise and knowledge of the client and client’s business.  Please revise to provide the following enhanced disclosures with respect to your impairment measurements for collateral-dependent loans:

Impaired loans are those that are accounted for under FASB Statement No. 114, Accounting by Creditors for Impairment of a Loan (“SFAS114”), in which the Company has measured impairment generally based on the fair value of the loan’s collateral.  Impaired loans are evaluated and valued at the time the loan is identified as impaired.  Impaired loans are loans that are individually deemed to be impaired because it is probable that the Company will be unable to collect all amounts due according to the contractual terms including all interest and principal payments as scheduled in the loan agreement.  For a loan that has been restructured in a troubled debt restructuring, the contractual terms of the loan refer to the contractual terms specified by the original loan agreement not the contractual terms specified in the restructuring agreement.

•      The approximate amount or percentage of impaired loans for which you relied on current third party appraisals of the collateral to assist in measuring impairment versus those for which current appraisals were not available;

As of June 30, 2009, 96% of all impaired loans had current third party appraisals or evaluations of their collateral to measure impairment.  The remaining 4% of impaired loans had third party appraisals or evaluations of their collateral to measure impairment that were in the process of being updated at June 30, 2009 or were subsequently paid off.

•      The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off.  In this regard, tell us if there have been any significant time lapses during this process;

The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loan as nonperforming occurs when a collateral dependent loan becomes 90 days or more delinquent or earlier if the Company determines that it will be unable to collect all amounts due according to the contractual terms including all interest and principal payments as scheduled in the loan agreement.  Fair value is measured based on the net value of the collateral securing these loans or based on the present value of estimated future cash flows if repayment is not collateral dependent.  An impairment loss is recognized when a loan is deemed to be impaired and when the current appraisal of the underlying collateral, less costs to dispose of the collateral, is less than the recorded investment in the loan and the loan is a non-accruing loan.  The recorded investment in each loan does reflect any partial, direct write-downs of the investment.  Collateral may be real estate and/or business assets including equipment, inventory and/or accounts receivable and is determined based on appraisals by qualified licensed appraisers hired by the Company.  For  purposes of determining the fair value of impaired loans that are collateral dependent, the company defines a current appraisal and evaluation as  one completed within 12 months and performed by an independent third party.  Appraised and reported values are monitored between appraisal periods and may be discounted based on management’s historical knowledge, changes in market conditions from the time of the most recent valuation, and/or management’s expertise and knowledge of the client and client’s business.  There have been no significant time lapses during this process.

•      In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;

The Company reviews its loan portfolio for impairment on a quarterly basis to ensure that documented market values and cash flow analyses are reasonable to identify any new impairment or that any additional impairment has occurred.  The Company monitors these loans between the receipt of an original appraisal and the updated appraisal by performing on-site visits to assess the current condition of the underlying collateral as well as evaluations of changes in surrounding geographical market conditions for similar collateral that would indicate a change in the impairment status of the loan.  The results of the credit quality evaluations are reviewed by management quarterly and presented to the Audit Committee.

•      Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented.  If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;

If the impairment evaluation indicates that the fair value of a loan’s underlying collateral as presented in the appraisal has deteriorated below the Company’s recorded investment in the loan, the Company recognizes impairment for the difference by recording a direct write-down to the recorded investment for the loan with a corresponding charge to the provision for loan loss expense.  For any loan deemed to be impaired, the Company has not written down  an amount different from what was determined to be the fair value of the collateral as presented in the appraisal less its recorded investment.

•      How you account for any partially charged-off loans subsequent to receiving an updated appraisal.  In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc);

During the ongoing supervision of an impaired loan, the Company performs a cash flow evaluation, obtains an updated appraisal or obtains a new appraisal to determine the extent of the loans impairment.  Impaired loans that have been partially written-down are classified as non-performing loans noting that none of the current loan terms have been modified.  As of June 30, 2009, there were no partial, direct loan write-downs in the portfolio.  The Company’s policy regarding whether or not these loans return to performing status or remain a non-performing status are set forth in the guidelines established by the FDIC.

•      In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans; and

The Company uses external appraisals when evaluating impairment for all collateral-dependent loans.

•      For those loans you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

If management determines that a loan’s current appraised value of the underlying collateral, less costs to dispose of the collateral, is greater than the recorded investment in the loan, no specific valuation allowance is recorded.

The Company will amend its Form 10-Q for the period ended June 30, 2009 and include disclosure in all future filings to provide the enhanced disclosures described in response to this item.

Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – Other Non-Interest Income, page 26

14.  We note your disclosure on page 27 that the $322,000 OTTI charge recognized during the quarter ended June 30, 2009 was related to one of your trust preferred investment securities.  Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in paragraph 38 of FSP FAS 115-2 and FAS 124-2 and Item 303 of Regulation S-K.  Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please revise to disclose the following information as of the most recent period end: single-issuer or pooled, class, book value, fair value, unrealized gain/loss, lowest credit rating assigned to the security, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumption on recoveries for both deferrals and defaults) and excess subordination as a percentage of the remaining performing collateral.  Additionally, clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

We acknowledge the need for detailed disclosure in matters related to trust preferred investment securities OTTI and the increased focus users of financial statements have placed on this area.  The Company will amend its Form 10-Q for the period ended June 30, 2009 and include disclosure in all future filings to clarify how management evaluates trust preferred investment securities for OTTI and is consistent with the guidance set forth in paragraph 38 of FSP FAS 115-2 and FAS 124-2 and Item 303 of Regulation S-K.  An example of how management evaluates trust preferred investment securities for OTTI can be found in Note 10, Investment Securities, of the Company’s Form 10-Q for the period ended September 30, 2009 which was filed on November 16, 2009.

Financial Condition — Allowance for Loan Losses, page 29

15.  We note the continued deterioration in the credit quality of your loan portfolio as evidenced by the significant increase in nonperforming assets over recent periods.  Please revise your disclosure to more clearly bridge the gap between the significant changes in your recent credit experience and evidence of changes in your overall credit environment with the increase in your allowance for loan losses.  For example, discuss in general the relationship between your nonperforming and impaired loans and the allowance for loan losses, discuss in detail how you measure impairment on your impaired loans and link this information to the increase to your allowance for loan losses.  Further, provide a more robust discussion explaining the causal factors that you attribute to the increase in nonperforming loans, particularly in your real estate loan portfolio.

Management agrees that we have seen a significant increase in non-performing loans; however, the increase is primarily isolated in two large credits.  We do not view this as a systemic indicator of deterioration across the entire portfolio.  The Company will amend its Form 10-Q for the period ended June 30, 2009 and all future filings to disclosure in the Notes to the Consolidated Financial Statements the following:

As of June 30, 2009, total non-performing loans were $22.5 million, an $11.7 million increase over December 31, 2008 total non-performing loans of $10.8 million and a $13.9 million increase over March 31, 2009 total non-performing loans of $8.6 million. The increase can be primarily attributed to two large commercial construction and development loans totaling $10.9 million.  The Company has evaluated these and other loans in accordance with SFAS 114 and concluded it was necessary to increase the loan loss reserve by $3.9 million since December 31, 2008.  For the remaining portfolio of loans that are construction and land development related, the allowance for loan loss that are subject to the SFAS 5 analysis has increased by 0.85% or $541,000 since December 31, 2008 due to increased migration and economic trends.  For loans that are subject to SFAS 114, the specific allocated reserves have increased by $2.8 million and $1.6 million of this amount is attributed to the two large commercial construction and development loans mentioned above.

Item 4 — Controls and Procedures, page 36

16.  Please advise us as to how you were able to conclude that your disclosure controls and procedures were effective as of June 30, 2009 in light of the fact that you omitted several required disclosures from your quarterly report.  Refer to comments 8-10 above.

As previously indicated, the Company intends to amend its Form 10-K for the year ended December 31, 2008 as well as its Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009.  Such amended filings will revise the disclosure included in the original filings relating to disclosure controls and procedures to indicate that, as a result of the omissions of certain required accounting disclosures and accounting errors discussed above, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as of the relevant dates for each filing.

In connection with responding to your comments, the Company acknowledges the following:

•      the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt by electronic confirmation.

If you have any questions or further comments with respect to these matters, please contact the undersigned at (610) 603-7251.

Very truly yours,
VIST FINANCIAL CORP.

/s/ Robert D. Davis
Robert D. Davis
Chief Executive Officer

/s/ Edward C. Barrett
Edward C. Barrett
Chief Financial Officer